CORRUVEN, INC.

260 Notre Dame

Kedgwick, New Brunswick E8B 1H9

Canada

June 26, 2013

Securities and Exchange Commission
100 F Street, N.E.

Judiciary Plaza
Washington, DC  20549

Attention:  Jay Ingram, Legal Branch Chief

Re: Corruven, Inc. Registration Statement on Form S-1 (File No. 333-184669)

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Corruven, Inc. (the “Company”), the registrant with respect to the above-captioned registration statement, hereby respectfully requests acceleration of effectiveness of the registration statement to 10:00 am Eastern Daylight Time, July 3, 2013, or as soon thereafter as is practicable.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Brad Bingham, Esq., (760) 230-1617, if you have any questions and to advise us that the registration statement has been declared effective.

Thank you.

CORRUVEN, INC.

/s/ Alain Belanger

__________________________

By: Alain Belanger

Its: Chief Executive Officer